UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

China Fire & Security Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16938R 103

(CUSIP Number)

Brian Lin
South Banbidian Industrial Park,
Liqiao Township, Shunyi District
Beijing 101304, People’s Republic of China
(86-10) 8416 3816

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16938R 103
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Worldtime Investment Advisors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 1,976,400
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,976,400
	10	SHARED DISPOSITIVE POWER None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,976,400
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14		TYPE OF REPORTING PERSON

CO

EXPLANATORY NOTE: This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2006, as amended on December 11, 2007 (as amended, the Schedule 13D) and is being filed jointly by Worldtime Investment Advisors Limited, a British Virgin Islands company (“Worldtime Investment”), and the new Sole Director Mr. Zengliang Feng (together with Worldtime Investment, the “Reporting Persons”) to report that the former Sole Director resigned as Sole Director on July 30, 2009.

ITEM 2. IDENTITY AND BACKGROUND

(a)
This Statement is being filed jointly by Worldtime Investment Advisors Limited, a British Virgin Islands company ("Worldtime Investment"), and Mr. Zengliang Feng (together with Worldtime Investment, the "Reporting Persons"). Mr. Zengliang Feng is the sole director and 100% shareholder of Worldtime Investment.

(b)
The business address of Worldtime Investment is Pasea Estate, P.O. Box 958, Road Town, Tortola, British Virgin Islands. The business address of Mr. Zengliang Feng is Room 402, Unit 2, Building 25, No. 30 Dong Gang Road, Yu Hua District, Shijiazhuang City, Hebei Province, China.

(c)
The principal business of Worldtime Investment is to act as a holding company for strategic business operations and activities. Mr. Zengliang Feng is self-employed and engaged in various business matters. Mr. Zengliang Feng's business address is Room 402, Unit 2, Building 25, No. 30 Dong Gang Road, Yu Hua District, Shijiazhuang City, Hebei Province, China.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she/he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Worldtime Investment is organized under the laws of the British Virgin Islands. Mr. Zengliang Feng is a citizen of China.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: August 25, 2009

/s/ Zengliang Feng
Name: Zengliang Feng
Title: Sole Director